EXHIBIT 19.0

FIRST CAPITAL, INC. INSIDER TRADING POLICY

POLICIES AND PROCEDURES REGARDING INSIDER TRADING

AND THE CONFIDENTIALITY OF INFORMATION

The anti-fraud provisions of the federal securities laws, particularly Section 10(b) of the Securities Exchange Act and related Rule 10b-5, make it illegal for a person to trade securities on the basis of material, inside (non-public) information.  The First Capital, Inc. Policies and Procedures Regarding Insider Trading and the Confidentiality of Information:

A.            Prohibit trading in the Company's stock by anyone in possession of material, non-public information;

B.            Identify a trading window after release of quarterly financial information during which Directors and designated officers and employees can trade if they are not otherwise in the possession of material non-public information; and

C.            Establish a general policy that internal information regarding the Company should be kept confidential.

The Company's directors, officers and employees, and anyone who receives confidential information from any of these persons ("tippees"), have a responsibility not to participate in the market for the Company's stock while in possession of "material information" about the Company that has not been publicly disclosed.  In addition to the liability that can be imposed under the Exchange Act on persons who violate the prohibition on trading based on material non-public information, under the Insider Trading and Securities Enforcement Act of 1988, the Company can also be held liable for employee violations of the insider trading laws, unless it has adopted policies and procedures to prevent insider trading.  Recent efforts by the SEC to police insider trading laws have highlighted the need for awareness of the responsibilities and potential liability in this area.

Persons violating insider trading or tipping rules may be required to disgorge to the Company the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $1 million, and serve a jail term of up to ten years.

If it comes to management's attention that insider trading on material non‑public information has occurred, you should contact legal counsel immediately.  If possible, the information on which the illegal trading is based should be disclosed immediately and the Company should begin an investigation to establish the facts.

The following policy and procedures apply with respect to insider trading and the confidentiality of information for the employees, officers and directors of the Company.

A.            PROHIBITION AGAINST TRADING WHILE IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

If a director, officer or employee (or other person) is aware of material information relating to the Company that has not been publicly disseminated (for at least two full business days), that person is prohibited from purchasing or selling the Company's Common Stock, directly or indirectly, and is prohibited from disclosing such information to any other person so that such other person may trade in the stock.

1.             It is difficult to describe exhaustively what is "material" information, but it should be assumed that any information, positive or negative, that may be significant to an investor in determining whether to buy, sell or hold the Company's stock would be material.  Information may be significant for this purpose even if it alone would not determine an investor's decision.

2.             Examples of material information include a potential business acquisition, internal financial information that departs in any way from recent data or trends, an important financing transaction, a change in control or a significant change in management, major litigation, a significant new product or line of business, the acquisition or loss of a significant contract or a stock split or stock dividend.  This list is merely illustrative.

B.            "WINDOW" PERIOD POLICY FOR TRADING WHILE NOT IN POSSESSION OF UNDISCLOSED MATERIAL INFORMATION

As an additional measure to minimize the risk of misuse of inside information, directors and designated officers, as set forth in Attachment A to the Board resolutions adopting the policy, if they are not in the possession of material non-public information regarding the Company, may engage in purchases and sales of the Company's Common Stock only during the period beginning on the third business day after the public release of the Company's quarterly financial information and continuing until thirty calendar days before the end of a quarter ("window period").  The Board of Directors may grant certain exceptions to this policy upon a showing that there is acceptable limited risk of misuse of inside information.

C.            CONFIDENTIALITY

Serious problems could develop for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading of the Common Stock.

Directors and personnel of the Company should not discuss internal matters or developments with anyone outside of the Company (including family members, analysts, individual investors, and members of the investment community and news media), except as required in the performance of regular corporate duties.

Directors and personnel of the Company may assume that its legal counsel, accountants, consultants and other advisers will not disclose to third parties or trade on inside information given to them in confidence.  However, with regard to negotiating with third parties at arm’s length for various transactions, including the sale of assets, material confidential information should not be given to such third party unless the third party enters into a confidentiality agreement with the Company which agreement expressly addresses the issue of trading in the Company's stock.

Directors and personnel of the Company with knowledge of material non‑public information should only disclose such information to other such personnel on a need‑to‑know basis.  The group of individuals with knowledge of the material information should therefore be kept as small as possible.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community, and by shareholders.

A.            It is important that all such inquiries and responses thereto be channeled through an appropriate designated officer under carefully controlled circumstances.

B.            Unless an officer or employee is expressly authorized to the contrary, upon the receipt of any inquiries of this nature, such person should decline to comment and refer the inquirer to a designated Executive Officer of the Company.

Only Executive Officers designated by the Company's Board of Directors should communicate with shareholders.  Only information previously disseminated to the public may be disclosed to shareholders.  Non-public information should never be disclosed to individual shareholders.

If any director, officer or employee has any doubt as to his or her responsibilities under this policy, such person should seek clarification from the Filing Coordinator before they act.

Personnel should not try to resolve uncertainties on their own.

The Company expects the strictest compliance with this policy by all personnel at every level.  Failure to follow this policy may result in severe legal difficulties for the person involved, as well as the Company.  A failure to follow both the letter and the spirit of this policy shall be considered a matter of extreme seriousness.